Exhibit 99.1

Can-Fite Enters Rare Genetic Disease Field
Based on impactful findings of a Fondazione Telethon and Naples
University Researcher showing Piclidenoson is efficacious in
Treating Lowe Syndrome

●	Can-Fite Signed agreement with Fondazione Telethon for co-development of Piclidenoson for the treatment of Lowe syndrome an estimated $100 M market in the U.S. only with no drug available

●	FDA & EMA approvals for rare genetic diseases are fast and require clinical studies with small number of patients

●	Dr. Antonella De Matteis, Professor of Biology, Department of Molecular Medicine and Medical Biotechnology at the University of Naples Federico II, and Program Coordinator of the Cell Biology and Disease Mechanisms at The Telethon Institute of Genetics and Medicine (TIGEM) in Italy

PETACH TIKVA, Israel, August 24, 2023 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, announced today it plans to develop its lead drug candidate, Piclidenoson, for the treatment of Lowe Syndrome based on recent efficacy findings by Dr. Antonella De Matteis, Professor of Biology, Department of Molecular Medicine and Medical Biotechnology at the University of Naples Federico II, and Program Coordinator of the Cell Biology and Disease Mechanisms at The Telethon Institute of Genetics and Medicine (TIGEM) in Italy. Can-Fite and Fondazione Telethon have signed an agreement outlining their collaboration for the development of Piclidenoson for the treatment of Lowe Syndrome, a high medical need with no drug available. Fondazione Telethon is an Italian nonprofit organization whose mission is to advance biomedical research toward the diagnosis, cure, and prevention of genetic diseases, and it established TIGEM in 1994.

Lowe Syndrome, also known as oculo-cerebro- renal syndrome (OCRL), an X-linked genetic condition occurring almost exclusively in males, is a multisystem disorder characterized by vision problems including clouding of the lenses of the eyes (cataracts) that are present at birth, kidney problems (consisting in urinary loss of proteins and solutes) that usually develop in the first year of life, and brain abnormalities associated with intellectual disabilities, and a life span that rarely exceeds 40 years. Lowe Syndrome prevalence is estimated at approximately 1 in 500,000.

“Having tested thousands of compounds in search of a treatment for Lowe Syndrome, Piclidenoson is the only compound we’ve found to date that has shown to be effective in pre-clinical studies. Importantly, we observed that Piclidenoson treatment in mouse models of Lowe syndrome leads to a significant decrease of the urinary loss of proteins in diseased animals ,” Dr. De Matteis stated. “We chose to investigate Piclidenoson based on the availability of extensive scientific data showing its excellent safety, coupled with efficacy in this disease which involves renal, cerebral, and ocular manifestations.”

Can-Fite Chairman Dr. Pnina Fishman commented, “We are hopeful that Piclidenoson can offer a much needed treatment for infants, children, and young people living with Lowe Syndrome. Based on Piclidenoson’s proven safety profile in clinical trials to date, and because Lowe is a rare disease in dire need of treatment, we plan to move into an advanced stage clinical study which may open a path to approval. Dr. De Matteis and her team have made an impactful discovery with Piclidenoson and we look forward to working with her and Fondazione Telethon.”

Can-Fite estimates the total addressable market for the treatment of Lowe Syndrome at approximately $100 million in the U.S. alone, based on incidence and cost of treatment for other rare genetic pediatric syndromes. The Company is not aware of any drug candidates currently in development for the systemic treatment of Lowe Syndrome.

As a rare genetic pediatric disorder, Lowe Syndrome may qualify for Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), granting special development status to accelerate development at a reduced cost. The FDA’s Orphan Drug designation grants 7 years of market exclusivity, tax credits, waiver of the Prescription Drug User Fee Amendments fee (currently $3.1 million in 2022), and access to additional grants and support from the FDA. Piclidenoson for the treatment of Lowe Syndrome may also qualify for the FDA’s Rare Pediatric Disease Priority Review Voucher, granting an accelerated review process for marketing approval.

About Fondazione Telethon

Fondazione Telethon ETS is one of the main Italian biomedical charities, founded in 1990 on the initiative of a group of patients suffering from muscular dystrophy. Its mission is to achieve the cure of rare genetic diseases through scientific research of excellence, selected according to the best practices shared internationally. Through a unique method in the Italian panorama, it follows the entire “research chain” dealing with fundraising, selection and funding of projects and the research activity itself carried out in the centers and laboratories of the Foundation. Telethon also develops collaborations with public health institutions and pharmaceutical industries to translate the results of research into therapies accessible to patients. Since its foundation, Telethon has invested more than 660 million euros in research, has funded 2,960 projects with 1,720 researchers involved and 630 diseases studied. To date, thanks to Fondazione Telethon, the first gene therapy with stem cells in the world has been made available, thanks to the collaboration with the pharmaceutical industry. This therapy is intended for the treatment of ADA-SCID, a severe immunodeficiency that compromises the body’s defenses from birth. In 2023, Fondazione Telethon became responsible for the production and distribution of the drug to eligible patients in the European Union

Another gene therapy resulting from Telethon research made available is the one for a serious neurodegenerative disease, metachromatic leukodystrophy. This therapeutic approach is in an advanced stage of development for another immunodeficiency, Wiskott-Aldrich syndrome. Other diseases on which the gene therapy developed by Telethon researchers has been evaluated in patients are beta thalassemia and two metabolic diseases of childhood, mucopolysaccharidosis type 6 and type 1. In addition, within the Telethon institutes a targeted therapeutic strategy is being studied or developed for other genetic diseases, such as hemophilia or various hereditary vision defects. In parallel, the study of basic mechanisms and potential therapeutic approaches for diseases still unanswered continues in all laboratories funded by Telethon.

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with an excellent safety profile demonstrating evidence of efficacy in Phase II and Phase III clinical studies. The drug’s mechanism of action entails inhibition of the inflammatory cytokines interleukin 17 and 23 (IL-17 and IL-23) and the induction of apoptosis of patients’ skin cell keratinocytes involved with the disease pathogenicity.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma
Motti Farbstein
info@canfite.com

+972-3-9241114

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